UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces end of incentive program

at the Monterrey Airport

Monterrey, Mexico, September 10, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, announced the termination of its incentive program at the Monterrey Airport, in order to help sustain profitability in light of current conditions in the air transport industry.

This incentive program was originally designed by OMA to encourage airlines to develop new routes and increase traffic at the Monterrey Airport. The program was announced by OMA in 2006 and made available to any airline that committed to certain traffic targets and located its operations and maintenance base at Monterrey. VivaAerobus was the only airline that took advantage of the program, beginning its operations at the Monterrey Airport in November 2006.

OMA and VivaAerobus have mutually agreed to terminate the program. As a result, OMA will no longer provide financial incentives to VivaAerobus for the traffic it generates at Monterrey. VivaAerobus currently operates routes from Monterrey to 19 destinations in Mexico and an international route to Austin, Texas. For the first eight months of 2008, VivaAerobus accounted for 21.3% of total passenger traffic at the Monterrey Airport, or 983,743 passengers, an increase of 22.2% over the same period of 2007.

Rubén López, the CEO of OMA, noted: “The incentive program had the objective of increasing passenger traffic at the Monterrey Airport through the development of new routes and increasing the connectivity with the rest of the country, which strengthened the position of the airport as the largest travel hub in northern Mexico.”

Total passenger traffic through the Monterrey Airport increased from 5.3 million in 2006 to 6.8 million in the 12 months ending August 2008, an increase of 29.8%, the result in part of having a new airline based at the airport.

“OMA continues to work with all our airline customers to increase passenger traffic and to provide the best possible travel experience to everyone who passes through our 13 airports. We are also committed to finding new ways of increasing OMA’s aeronautical and non-aeronautical revenues and reaching our profitability targets, despite the impact of high fuel prices on the air transport industry,” Mr. López concluded.

The Company reaffirmed its commitment to the long term development of the Monterrey Airport. Construction of the new, two million passenger Terminal B is on schedule, and it is expected to go into service in the first quarter of 2009. Other planned capital investments not included in the Master Development Plan and related to accommodating traffic growth will be reprogrammed in accordance with the recovery of the industry’s growth dynamic; this includes the permanent Terminal C, the construction of which was originally planned to start by the end of this year.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: September 10, 2008